Exhibit 2

April 30, 2020

B. Riley Financial, Inc.

21255 Burbank Blvd.

Suite 400

Woodland Hills, CA 91367

Attention: Bryant Riley

Re: Agreement dated as of November 14, 2018 (the “Agreement”), by and among B. Riley Financial, Inc. (“B. Riley”) and National Holdings Corp. (“National”)

Ladies and Gentlemen:

B. Riley has requested National’s consent to waive the provisions of the Standstill paragraph of the Agreement to permit B. Riley to submit a written proposal (the “Proposal”) to the National Board of Directors (the “Board”) relating to a proposed transaction (the “Waiver Request”).

National hereby grants the Waiver Request on the following terms and conditions:

1.	B. Riley shall be permitted to deliver the Proposal to the members of the Board via confidential email. B. Riley shall not take any other action that would otherwise be prohibited under the Agreement.
2.	Except for the Form 13D/A in the form previously delivered by B. Riley to Michael Mullen, CEO of National, B. Riley shall not, and shall cause its affiliates and any persons acting in concert with it to not, make any public announcement or other disclosure regarding the Proposal (or any other proposal involving the Company that would be prohibited under the Agreement) without the prior written consent of National or otherwise take any action that would reasonably be expected to result in an obligation of National to make any public disclosure regarding the Proposal (or any such other proposal).
3.	Except as and to the extent expressly set forth above, National’s grant of the Waiver Request shall not constitute a waiver of any of National’s rights under the Agreement, all of which rights are expressly reserved by National.

B. Riley Financial, Inc.

April 30, 2020

Please confirm B. Riley’s acceptance of the foregoing terms and conditions by signing this letter in the space indicated below.

National Holdings Corporation

By:	/s/ Michael Mullen
Name:	Michael Mullen
Title:	Chief Executive Officer

Accepted and agreed to this 30th day of April, 2020.

B. Riley Financial, Inc.

By:	/s/ Bryant Riley
Name:	Bryant Riley
Title:	Chairman and Co-Chief Executive Officer